UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 39)*

Kellogg Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

487836108
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]
Rule 13d-1(b)
[   ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No:  487836108


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

KeyCorp
I.R.S. Employer Identification No. 34-6542451



2.
Check the Appropriate Box if a Member of a Group (See Instructions)




(a)
Not Applicable




(b)
Not Applicable



3.
SEC Use Only
.......................................................................



4.
Citizenship or Place of Organization

State of Ohio

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With



5.
Sole Voting Power
50,463



6.
Shared Voting Power
6,749



7.
Sole Dispositive Power

26,289,754



8.
Shared Dispositive Power

30,233



9.
Aggregate Amount Beneficially Owned by Each Reporting Person

26,326,197



10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

Not Applicable



11.
Percent of Class Represented by Amount in Row (9)

7.50%



12.
Type of Reporting Person (See Instructions)

HC




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 39)*


Item 1.


(a)
Name of Issuer

Kellogg Company


(b)
Address of Issuer's Principal Executive Offices

One Kellogg Square
P.O. BOX 3599
Battle Creek, MI 49016-3599


Item 2.


(a)
Name of Person Filing

KeyCorp


(b)
Address of Principal Business Office or, if none, Residence

127 Public Square
Cleveland, OH  44144-1306


(c)
Citizenship

United States, State of Ohio


(d)
Title of Class of Securities

Common Stock


(e)
CUSIP Number

487836108


Item 3.
If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(g)
[ X]
A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);


Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)
Amount beneficially owned:  26,326,197


(b)
Percent of class:  7.50%


(c)
Number of shares as to which the person has:




(i)
Sole power to vote or to direct the vote
50,463




(ii)
Shared power to vote or to direct the vote
6,749




(iii)
Sole power to dispose or to direct the disposition of
26,289,754




(iv)
Shared power to dispose or to direct the disposition of
30,233


Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable


Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable


Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Identification: KeyBank National Association
Classification:  (B) Banks as defined by Section 3 (A) (6) of the act


Item 8.
Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to section 240.13d-1(c) or section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 9.
Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable


Item 10.
Certification


(b)
The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 19, 2017
Date

/s/ Linda M Kucinski
Signature

Linda M Kucinski, Senior Vice President
Name/Title